Hightimes Holding Corp.

10990 Wilshire Blvd., Penthouse

Los Angeles, CA 90024

July 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att: Anne Nguyen Parker, Assistant Director

Office of Transportation and Leisure

Re:	Hightimes Holding Corp.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1 filed June 12, 2018
Post-Qualification Amendment No. 2 filed June 15, 2018
Post-Qualification Amendment No. 3 filed June 26, 2018
File No. 024-10794

Dear Ms. Parker:

On behalf of Hightimes Holding Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 5, 2018, regarding the above-referenced Post-Qualification Amendments to Offering Statement on Form 1-A qualified by the Commission on March 12, 2018. We have filed with the Commission, together with this response letter, Amendment No. 4 to the Offering Statement on Form 1-A.

For the Staff’s convenience, we have repeated below the Staff’s comments.

General

1.	Your last qualified offering statement indicates that the offering could terminate on April 15, 2018, subject to your right to extend the offer for 90 days. In your response letter, please tell us when your offer commenced, whether you took any steps to extend the offer or terminate the offer, how any extension or termination was communicated to offerees, and whether you made any offers or sales during that period. Additionally, provide us your analysis how the offering complied with Rule 251(d)(3)(i)(F), requiring the offer to commence within two calendar days following the qualification date

Response: The Company did not commence the offering until after Post-Qualification Amendment No. 3 was filed with the Commission on June 26, 2018. Although the Company acknowledges that the offering did not comply with Rule 251(d)(3)(i)(F), due to a series of material developments, including the pending audit of the Company’s fiscal 2017 financial statements, amendments to the Origo merger agreement, acquisition of assets of Green Rush Daily and Culture Magazine, and in order to coordinate disclosure contained in the Origo Acquisition Corp. proxy statement with those in the Hightimes Offering Circular, the Company deferred commencing the offering until it deemed all of the disclosures in the Offering Circular to be current.

2.	Please tell us what steps you took to comply with Exchange Act Rules 10b-9 and 15c2-4 in light of the extension of the initial offering period. If no investor funds have been accepted and escrowed, please confirm that in your response.

Response: The Company never formally extended the initial offering period, as it never offered any securities or otherwise commenced to “test the waters” until after Post-Qualification Amendment No. 3 to the Offering Circular was filed with the Commission on June 26, 2018. Between June 26, 2018 and the date counsel was advised that the Commission was reviewing Post Qualification Amendment No. 3 to the Offering Circular, the Company received approximately $300,000 in subscriptions, all of which remain in escrow. As soon as the Company was advised that the Commission was reviewing Post-Qualification Amendment No. 3 to the Offering Circular, it stopped accepting subscriptions and removed the link on its website that would have enabled prospective investors to subscribe to shares.

3.	Refer to your website https://hightimesinvestor.com/(last accessed July 5, 2018). Please ensure that "View Reg. A+ Offering Circular" links to the URL of the most recent offering circular. Additionally, to the extent the communications on your website are made in reliance on Rule 255, include on the website the statements required by Rule 255(b).

Response: The Company has updated its website to link the "View Reg. A+ Offering Circular" to its most recent offering circular. In addition, the website has been amended to include the statements required by Rule 255(b).

4.	Refer to the investor presentation filed as an exhibit to the Form 1-U filed June 28, 2018.
Please tell us how you communicated to offerees the statements required by Securities Act Rule 255(b). Additionally, to the extent you continue to use these materials prior to qualification of this post-qualification amendment, revise and refile the materials to include the required statements.

Response: As indicated above, once the Company was advised that the Commission was reviewing Post-Qualification Amendment No. 3 to the Offering Circular and requiring the post-qualification amendment to be re-qualified, the Company stopped accepting subscriptions and removed the link on its website that would have enabled prospective investors to subscribe to shares. The Company has amended its investor presentation to include in such materials the statements required under Rule 255(b).

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5.	The safe harbor in the Private Securities Litigation Reform Act of 1995 does not apply to statements made by issuers not subject to Exchange Act reporting. See Section 27A(a)(1) of the Securities Act. Please revise your offering statement, test the waters materials, press releases and other materials accordingly.

Response: The Company recognizes that the safe harbor rules of the Private Securities Litigation Reform Act of 1995 do not apply to issuers that are not subject to Exchange Act reporting or in connection with an initial public offering. However, the Company notes that Part II(b) of Form 1-A (“Information Required In Offering Circular”) expressly states that the “Commission encourages the use of management’s projections of future economic performance that have a reasonable basis and are presented in an appropriate format.”  This quote precedes a citation to Rule 175, 17 CFR § 230.175, which is a safe harbor for the general anti-fraud provisions that protect forward looking statements made in good faith and upon a reasonable basis.  In any event, the Company has amended both Part II of Post-Qualification Amendment No. 4 to the Offering Circular and its investor presentation to remove the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Cover Page.

6.	Please disclose here and in the Plan of Distribution that investor funds will be promptly returned if you do not raise the minimum offering amount within the specified time.

Response: Post-Qualification Amendment No. 4 to the Offering Circular provides in both the cover page and Plan of Distribution sections that investor funds will be promptly returned if the Company does not raise the minimum offering amount within the specified time.

7.	Refer to the fourth paragraph of the press release "High Times Launches Initial Public Offering; Gives Fans the Opportunity to Invest Before Company's Planned Nasdaq Listing" disseminated June 19, 2018 via Globe Newswire. Please reconcile your statement that shares in the offering are set at "a 10% discount from the anticipated Nasdaq opening price" with your disclosure here that the offering price was determined by reference to the valuation under the Origo merger agreement.

Response: The Company believes that the statements can be reconciled in view of the fact that the minimum valuation placed upon the Company, as agreed to by the parties in connection with the proposed Origo merger, is $250,000,000, and the Reg A+ offering values the Company at $225,000,000, or a 10% discount from of the valuation agreed upon in connection with the Origo merger assuming the combined companies are approved for listing on Nasdaq (which listing is presently condition to consummation of the Origo merger).

Additional Materials: NMS Capital Advisors, LLC, our selling agent (“NMS”), has provided us with a copy of the letter from FINRA, dated June 20, 2018 (the “FINRA Letter”), stating that it has no objections to the compensation arrangements related to the Company’s engagement of NMS. For the Staff’s review and consideration, we have attached a copy of the FINRA Letter hereto.

Based on the foregoing, the Company respectfully requests that the Commission qualify Post-Qualification Amendment No. 4 to the Offering Circular on Monday, July 9, 2018, or as soon thereafter as is practicable.

Very truly yours,

HIGHTIMES HOLDING CORP.

By:	/s/ Adam E. Levin
Adam E. Levin, Chief Executive Officer

Cc:	NMS Capital Advisors, LLC
CKR Law, LLP
Law Offices of Michelle Geller, Esq.

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Letter Preview

June 20, 2018

NMS CAPITAL ADVISORS, LLC.

433 N. Camden Drive 4th floor

Beverly Hills, CA 90210

Attn: Trevor M. Saliba

Re: No Objections Letter

FINRA Filing ID: 2018-03-29-3236478

Hightimes Holding Corp.

CIK #: 0001714420

SEC Reg. #: 024-10794

Dear Sir/Madam:

In connection with the above-referenced filing, the Corporate Financing Department (Department) has reviewed the information and documents submitted through FINRA’s public offering filing system.

This will confirm that based on such information and documents, the Department has decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements as proposed in such documents.

You should note that the Department also requires to be filed on a timely basis for review: (1) any amendments to documents, (2) changes in the public offering price or number of shares prior to or at the time of pricing, and (3) a copy of the final prospectus. If such changes indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department’s no objection decision.

The Department’s decision to raise no objections is based on the information as presented to FINRA in connection with this offering and should not be deemed a precedent with respect to the fairness and reasonableness of the underwriting terms and arrangements of any other offering. Please be advised that, in raising no objections, FINRA has neither approved nor disapproved of the issuer’s public offering and neither this letter nor any communication from FINRA should be construed or represented as FINRA approval. In addition, this letter does not constitute any approval or disapproval regarding the issuer that is the subject of the above-referenced submission, including the legality of such issuer’s activities. This decision to raise no objections relates solely to the FINRA rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with any federal or state laws, or other regulatory or self-regulatory requirements.

If you have questions regarding this letter, please call the undersigned at (240) 386-4623.

Regards,

Charles Harrison First Reviewer

Christopher Morley Second Reviewer

Corporate Financing Department

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